Exhibit 99.(ii)

      The last sentence of subsection 2.4 of the Savings and Profit Sharing Fund of Sears Employees was deleted and replaced in its entirety with the following:

Notwithstanding the foregoing, for purposes of determining their eligibility to participate in the Fund, employees of each of Sears Termite & Pest Control Inc. ("STPCI") and Florida Builder Appliances, Inc. ("FBA") shall have all of their service with STPCI and FBA, respectively, counted as continuous service, including any period of service prior to the date STPCI and FBA each became a member of the Sears controlled group.